AH 8-31-2004

04016614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 8-26-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Pier One Road, Suite #201
(No. and Street)

Stevensville (City) Maryland (State) 21666 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O Brittingham Jr. (410) 604-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monte J Loeb, P.A., C.P.A.
(Name – *if individual, state last, first, middle name*)

15825 Shady Grove Road (Address) Rockville (City) Maryland (State) 20850 (Zip Code)

RECEIVED AUG 2 6 2004 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. TRUDY LEE
NOTARY PUBLIC
CAROLINE COUNTY, MD
My Commission Expires ~~May 18, 2002~~ 05/01/2006

Signature

President
Title

08/25/04
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2004 & 2003

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2004 & 2003

TABLE OF CONTENTS

MONTE J. LOEB, P. A.

CERTIFIED PUBLIC ACCOUNTANT
15825 SHADY GROVE ROAD, SUITE 130
ROCKVILLE, MARYLAND 20850

PHONE 301-216-0555
FAX 301-330-6860

INDEPENDENT AUDITOR'S REPORT

August 16, 2004

To the Board of Directors
International Money Management Group, Inc.
Stevensville, Maryland 21666

I have audited the accompanying balance sheets of International Money Management Group, Inc. as of June 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2004 and 2003 and the results of its operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monte J. Loeb, P.A.

Monte J. Loeb, P. A.

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
BALANCE SHEETS
JUNE 30, 2004 AND 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 16,921	$ 2,398
Deposits with clearing organizations	50,000	50,000
Commissions receivable	24,106	13,660
Due from affiliate (note 4)	58,008	54,869
Other Deposit	-	640
Investment at cost	3,300	3,300
Deferred tax asset (note 1)	11,122	14,235
TOTAL ASSETS	$ 163,457	$ 139,102
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions Payable (note 3)	$ 41,845	$ 17,821
Accounts payable	-	2,000
TOTAL LIABILITIES	41,845	19,821
STOCKHOLDER'S EQUITY		
Capital stock,		
$ .05 par value-2,000,000 shares authorized,		
271,136 shares issued and outstanding	13,557	13,557
Additional paid-in capital	74,443	74,443
Retained Earnings	33,612	31,281
TOTAL STOCKHOLDER'S EQUITY	121,612	119,281
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 163,457	$ 139,102

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
GROSS REVENUES		
Mutual fund	$ 394,593	$ 306,323
Stock & bond	57,494	54,120
Variable annuity	43,865	33,394
Life insurance	24,675	24,202
Variable life	10,665	2,682
TOTAL GROSS REVENUES	531,292	420,721
DIRECT EXPENSES		
Commissions	313,079	238,873
Bonuses	8,698	15,435
TOTAL DIRECT EXPENSES	321,777	254,308
GROSS PROFIT	209,515	166,413
GENERAL AND OVERHEAD EXPENSES		
Overhead (note 4)	189,120	152,783
Licensing and insurance	2,109	2,041
Professional fees	8,131	3,296
Miscellaneous and clearing	7,108	4,266
TOTAL GENERAL AND OVERHEAD	206,468	162,386
NET INCOME (LOSS) FROM OPERATIONS	3,047	4,027
OTHER INCOME		
Interest	397	787
Miscellaneous	2,000	218
TOTAL OTHER INCOME	2,397	1,005
NET INCOME (LOSS) BEFORE TAXES	5,444	5,032
Provision for income taxes (expense) benefit	(3,113)	5,774
NET INCOME (LOSS)	2,331	10,806
RETAINED EARNINGS-BEGINNING	31,281	20,475
RETAINED EARNINGS-ENDING	$ 33,612	$ 31,281

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 2,331	$ 10,806
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) Decrease in commissions receivable	(10,446)	8,091
(Increase) Decrease in income tax receivable	-	603
(Increase) Decrease in other deposits	640	
Increase (Decrease) in commissions payable	24,024	(13,672)
Increase (Decrease) in accounts payable	(2,000)	1,360
(Increase) Decrease in deferred tax assets	3,113	(5,774)
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,662	1,414
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from affiliate, (Increase) Decrease	(3,139)	(10,329)
NET CASH FROM INVESTING ACTIVITIES	(3,139)	(10,329)
INCREASE (DECREASE) IN CASH	14,523	(8,915)
CASH AT THE BEGINNING OF THE YEAR	2,398	11,313
CASH AT THE END OF THE YEAR	$ 16,921	$ 2,398

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Stockholder's Equity, Beginning	$ 119,281	$ 108,475
Add: net income	2,331	10,806
Stockholder's Equity, Ending	$ 121,612	$ 119,281

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Subordinated Liabilities - Beginning July 1,	-	-
Increase/Decrease in Subordinated Liabilities	-	-
SUBORDINATED LIABILITIES ENDING	-	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES**

ORGANIZATION AND PURPOSE

International Money management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

BASIS OF ACCOUNTING

The Corporation maintains its books and records on an accrual basis to conform with Generally Accepted Accounting Principles and NASD requirements.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

INCOME TAXES

The Corporation files its Federal and State income tax returns on a cash basis. The company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates. The net deferred tax assets totaling $50,566 as of June 30, 2004 resulted from the use of the cash basis method of income recognition for tax purposes and gave rise to a deferred income tax asset of $11,122. The company has a net operating loss carry forward of $40,131, which expires 2023. At June 30, 2003 net deferred tax assets of $64,706 generated a deferred income tax asset of $14,235.

The provision for income tax consists of the following:	6/30/04	6/30/03
Current tax expense	$(3,497)	$ -
Deferred tax benefit from NOL carry forward	-	5,774
Deferred tax (expense) benefit	(2,298)	-
Deferred tax benefit	2,682	-
Provision (expense) benefit	$(3,113)	$5,774

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

2. **COMMISSIONS RECEIVABLE**

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

3. **COMMISSIONS PAYABLE**

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

4. **DUE TO/FROM AFFILIATE**

In accordance with an agreement, International Money Management Group, Inc. has with an affiliate, 99% of International Money Management Group, Inc.'s net profit is payable to the affiliate as payment for overhead expense items. Overhead expense for the years ended 6/30/04 and 6/30/03 was $189,120 and $152,783, respectively. Also there was an amount due from its affiliate of $58,008 for 6/30/04 and $54,869 for 6/30/03.

5. **RELATED PARTIES**

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

In accordance with an agreement International Money Management, Group, Inc. pays 99% of its qualifying net income to Bayview Financial Group, Inc., for overhead expenses. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 100% owned by Mr. Brittingham.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6-2/3%) of aggregate indebtedness or $ 5,000, whichever is greater. At June 30, 2004 the Company had net capital of $46,911, which was $41,911 in excess of its required amount of $5,000.

SUPPLEMENTAL SCHEDULES

Schedule I

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES ACT OF 1934 AS OF JUNE 30, 2004

NET CAPITAL			
Total stockholder's equity		$	121,612
LESS NON-ALLOWABLE ASSETS			
Due from affiliate			58,008
Investments			3,300
Deferred tax asset			11,122
Commissions receivable: stocks, bonds, annuities			2,271
Total non-allowable assets			74,701
NET CAPITAL		$	46,911
AGGREGATE INDEBTEDNESS			
Accounts payable		$	
Commissions payable			41,845
Total aggregate indebtedness		$	41,845
COMPUTATION OF REQUIRED NET CAPITAL			
Minimum net capital required 6-2/3% of aggregate debt or $ 5,000, whichever is greater.	$2,787	$	5,000

SEE ACCOUNTANT'S REPORT

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3 UNDER THE SECURITIES ACT OF 1934 AS OF JUNE 30,2004

CUSTOMER FUNDS HELD IN EXCESS	$ -
AMOUNT IN RESERVE BANK ACCOUNT	$ -

SEE ACCOUNTANT'S REPORT

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED JUNE 30, 2004

NOTE 1 - RECONCILIATION OF SCHEDULE I

Computation of Net Capital pursuant to Rule 15c-3 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (Focus) for the period ended June 30, 2004.

Net Capital per June 30, 2004 Focus Report	$	46,911
Audit Adjustment		-
Net Capital per Schedule I	$	46,911

NOTE II - COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c-3 to exclude certain portions of 15c-3 such as computations of amounts required to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

SEE ACCOUNTANT'S REPORT